Giordano, Halleran & Ciesla

A Professional COrporation

Attorneys at law

PHILIP D. FORLENZA, ESQ.
SHAREHOLDER	(732) 741-3900
ALSO ADMITTED TO PRACTICE IN NY	FAX: (732) 224-6599
PFORLENZA@GHCLAW.COM
DIRECT DIAL: (732) 219-5483	www.ghclaw.com

February 25, 2016

Client/Matter No. 19271.1

Securities and Exchange Commission
Division of Corporation Finance

100 “F” Street, Mail Stop 4720

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Jensyn Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 25, 2016

File No. 333-208159

Dear Ms. Anagnosti:

This letter sets forth the responses of Jensyn Acquisition Corp.’s (the “Company”) to the comments of the Staff of the Division of Corporation Finance set forth in its letter dated February 24, 2016.

The applicable comments and responses are set forth below. The comment numbers correspond to the comment numbers set forth in the Staff’s letter.

Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2016

Calculation of Registration Fee Table

1.	Please revise the fee table to register the rights included as part of the units underlying the Representative Unit Purchase Option.

Response:	The registration fee table has been revised to register the rights included as part of the units underlying the Representative Unit Purchase Option.

Prospectus Cover Page

2.	Briefly disclose here that you have also agreed to sell to Chardan Capital Markets, LLC, on the effective date of the registration statement, an option to purchase up to a total of 400,000 units exercisable at $12.00 per unit commencing on the later of the consummation of a business combination and six months from the effective date of the prospectus. In this regard, we note that you listed the option and the underlying securities in the calculation of the registration fee table. In addition, please have counsel revise its legal opinion to opine on the legality of the Representative Unit Option and its underlying securities.

Response:	Disclosure with respect to the Representative Unit Purchase Option has been added in note 2 on the cover page of the prospectus. The legal opinion has been revised and refiled with Amendment No. 3 to the Registration Statement.

General

3.	We note that in Amendment No. 1 to the registration statement filed on February 5, 2016, you had indicated that the Registration Rights Agreement between the Company and Chardan Capital Markets, LLC would be filed by amendment. Please tell us why you removed this exhibit or revise the exhibit index to restore this exhibit.

Response:	The registration rights which were to be granted pursuant to the proposed Registration Rights Agreement were instead included in the Unit Purchase Option filed as Exhibit 4.6. As a result, the proposed Registration Rights Agreement was deleted as an exhibit.

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Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2016

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned. Thank you.

Very truly yours,

/s/ Philip D. Forlenza

PHILIP D. FORLENZA

PDF/db

cc:	David Irving

Gus Rodriguez

David Lin

Jeffrey Raymond

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